FindIt, Inc.

5051 Peachtree Corners Circle, #200

Peachtree Corners, GA 30092

February 8, 2021

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

RE: FindIt, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed February 8, 2021

File No. 333-252842

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FindIt, Inc., a Nevada corporation (“the Company") respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-252842) initially filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2021, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement because the Company’s Registration Statement was filed under an erroneous CIK. The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of registration statements.

Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook, Esq., legal counsel to the Registrant, at (702) 524-9151. Thank you for your attention to this matter.

Respectfully yours,

FindIt, Inc.

By: /s/ Raymond Firth

Raymond Firth

Chief Executive Officer